IMC

Associated Mining Consultants Ltd.

Suite 300, 4940 Canada Way
Burnaby, B.C., Canada, V5O 4M5
Tel: +1(604) 293-2800
GSM Mobile: +1(604) 710-5827
Fax: +1(604) 291-6163
e-mail: lacroixp@amcl.ca

July 21, 2005.

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers
Nova Scotia Securities Commission
New Brunswick Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: Novagold Resources Inc. (the "Company")
Final Short Form Prospectus – Consent of Expert

In connection with the Company's (final) short form prospectus dated August 12, 2005 (the "Prospectus"), I, Peter A. Lacroix, on behalf of Associated Mining Consultants Ltd. ("Associated Mining"), hereby consent to the use of Associated Mining's name in connection with references to Associated Mining's involvement in the preparation of a technical report entitled "Preliminary Economic Assessment for the Galore Creek Gold-Silver-Copper Project" dated August 2004 (the "Technical Report") and to references to the Technical Report, or portions thereof, in the Prospectus.

I also hereby confirm that I have read the Company's Annual Information Form dated March 21, 2005, and I have no reason to believe there are any misrepresentations in the information contained therein that are derived from the Technical Report or that is within my knowledge as a result of the services I have performed in connection with the Technical Report.

Yours truly,
ASSOCIATED MINING CONSULTANTS LTD.

"Peter A. Lacroix, P.Eng."

Peter A. Lacroix, P.Eng.